                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                FORM 10-SB 12 G/A

                   General Form for Registration of Securities
              of Small Business Issuers Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                          LUDLUM CONSTRUCTION CO., INC.
                 (Name of Small Business Issuer in its charter)

            FLORIDA                                   59-1413673
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
  incorporation or organization)

          3050 SE Dixie Highway                          34997
          Stuart, FL                                   (Zip Code)
(Address of principal executive offices)

                    Issuer's telephone number: (561) 287-2378

                        --------------------------------

           Securities to be registered under Section 12(b) of the Act:

   Title of each class               Name of each exchange on which each
   to be so registered               class is to be registered
   -------------------               ------------------------------------

  Class B Common Stock                   NASDAQ OTC Bulletin Board
                                     (currently registered - Symbol LDLMB)

          Securities to be registered under Section 12 (g) of the Act:

                           COMMON STOCK $.Ol PAR VALUE
                                (Title of Class)

                                TABLE OF CONTENTS

Item 1.    Description of Business

Item 2.    Management's Discussion and Analysis or Plan of operation

Item 3.    Description of Property

Item 4.    Security Ownership of Certain Beneficial Owners and
           Management

Item 5.    Directors, Executive Officers, Promoters and
           Control Persons

Item 6.    Executive Compensation

Item 7.    Certain Relationships and Related Transactions

Item 8.    Description of Securities

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

Item 10.   Legal Proceedings

Item 11.   Changes in and Disagreements With Accountants

Item 12.   Recent Sales of Unregistered Securities

Item 13.   Indemnification of Directors and Officers

Item 14.   Financial Statements

Item 15.   Exhibits

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this Registration Statement constitute "forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'). Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements. These statements are based on current expectations and projections about the Company's business and industry and assumptions made by management and are not guarantees of future performance. Therefore, actual events and results may differ materially from those expressed or forecasted in the forward- looking statements due to factors such as the economic conditions of the industries served by the Company, the availability to the Company of sufficient working capital to bid for and perform contracts, demand for dredging and excavation services in general, and specifically, for the Company's services, and other factors identified in this Registration Statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company undertakes no obligation to update any forward looking statements in this Registration Statement.

Ludlum Construction Co., Inc. (LDLMB)is filing this Form 10-SB 12 G/A in Compliance with disclosure requirements of Rule 12b-23 of the Securities Exchange Act of 1934.

ITEM 1. DESCRIPTION OF BUSINESS

         THE COMPANY

         Ludlum Construction Co., Inc., a Florida corporation ("Ludlum Construction" or the "Company"), was founded and incorporated in 1976 by Noah Ludlum. Ludlum Construction is a dredging and land excavating contractor which provides dredging services for navigable waterways, lake construction and marinas. It also provides excavation and development relating to construction of golf courses and subdivisions. The Company is based in Palm City, Martin County, Florida.

         In April 1998, the Company implemented its expansion plan which Included restructuring of management. Noah Ludlum resigned as president, turning management over to his protege, James Schwarz, who has been employed by the Company since its inception. In March of 1998, the Company conducted a private offering under Rule 504 Of Regulation D of the Securities Exchange Act of 1934. On September 18, 1998 the Company was approved by the National Association of Securities Dealers for listing on the Over the Counter Bulletin Board (symbol LDLMB).

         CONTRACT SERVICES

         The dredging and excavation market consists of government, Commercial and private segments. Ludlum relies primarily on a national on-line subscription service for information on new projects and bidding instructions. Because of its longstanding reputation, the Company receive some of its private contracts through referrals. The Company bids an average of six potential projects a month. The Company regularly pursues government jobs on a competitive bid basis and is currently focusing on the most profitable jobs in the least competitive $.3 to $1.5 million range.

         The Company's 25 plus employees uses the Company's equipment base of five dredges, three barge-mounted excavators, tug boats, and work boats, along with 20 pieces of earth-moving equipment to provide dredging and earthwork services for federal and local government jobs, real estate developers and marinas.

         NEW SERVICES

         The Company has recently implemented a "lease-out" equipment program that enables the Company to profit from leasing its dormant equipment to outside contractors for short periods. Within twelve months the Company plans to establish a concrete crushing recycling facility. The Company will purchase or lease a concrete crusher to process debris concrete obtained from rubble and demolition debris or from construction companies. Although concrete crushing facilities are available throughout the United States, none currently exist on Florida's Treasure Coast. Such a facility would provide contractors a more cost-effective alternative to dispose of waste concrete. Implementation of the concrete recycling facility is dependent upon permitting and approval by the Martin County Commission.

         COMPETITIVE DESCRIPTION

         The land excavating industry is very competitive; however, there is less competition for dredging projects. There are currently a limited number of major Florida-based companies competing with Ludlum Construction in the dredging field. The Company estimates its present share of the South Florida market as 20%, a number which is projected to increase as the Company expands. The Company estimates it is awarded 25% of all jobs it bids. Ludlum Construction can bid competitively because most of the equipment is owned and operated by Ludlum Construction. Only minor aspects of the jobs awarded are subcontracted. In addition, over the last 23 years the Company has established a reputation for reliable and efficient completion of all jobs undertaken.

         RECENTLY COMPLETED PROJECTS (CUSTOMERS)

         The Company completed the following dredging projects within the Past 12 months:


                  Job Site                      Contractor/customer                    $ Contract Amount
                  --------                      -------------------                    -----------------
1.       Jupiter Inlet, Florida             Jupiter Inlet District                          234,820
2.       Clam Bay, Florida                  Collier County B.O.C.C.                         324,030
         3. C-12 Canal, Florida             South Florida Water
                                            Management                                      794,867
         4. Castaway Cay, Bahamas           American Bridge Co.                             113,125
         5. Sailfish Point POA, Florida     Sailfish Point, P.O.A.                          150,647
         6. Lauderdale Marine Center, FL    Lauderdale Marine Center                        262,500
         7. Evans Crary Bridge, Florida     PCL Civil Constructors Inc.                      65,938
         8. Trump Golf Course, Florida      Ranger Construction
                                            Industries, Inc.                                324,326
         9. St. Lucie County
            Landfill, Florida               St. Lucie County                              1,075,533

         CURRENT PROJECTS IN PROCESS

         The following is a list of the Company's current pending projects/work in progress:

                                               Contract            Total Est.
         Project                               Total  $          Direct Cost* $
         -------                               --------          --------------
         COE Puerto Rico                       701,000              374,619
         Felix-Eagle Marsh                     114,500               45,045
         Felix - BJS                           102,750               45,000
         Kissimmee                             265,750              105,553
         C-51 Canal                            118,167               11,704
         Crossroads                            286,481              117,882


         Time & Materials Projects
         -------------------------
         Misc Small Projects                    72,482               35,283
         Floridian                             177,658              118,862
         Hendry                                175,768               11,199
         Lowenthal-Cinderella                   80,000                6,368
         Lowes Boatyard                         28,953               10,390
         Mancils                               108,304               23,534
         Millenium                             126,176               65,373

         * These costs do not include overhead expenses of approximately 38% of the total costs.

         EMPLOYEES

         At December 31, 1999, the Company had 27 full-time employees and 2 officers. None of the Company's employees is covered by collective bargaining agreements. The Company considers its employee relations to be satisfactory.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION OVERVIEW

         Ludlum Construction Co., Inc. is a dredging and land excavation contractor based in Palm City, Florida, that has been in business for over 20 years. The projects of the Company range from government contracts for dredging navigable waters, lake construction, maintenance dredging of small marinas to construction of golf courses and subdivision excavation.

         The current management began operating the Company in April 1998, Noah Ludlum the founder of the Company, who remained with the Company as a consultant until he retired in July 1999. In 1998 and 1999, the Company experienced cost overruns on two jobs that had been negotiated and bid upon by the former management. Excessive costs, difficulty in dredging at the St. Lucie County Landfill, and significantly underbidding the job ($1 per cubic yard of fill material), caused a loss of approximately $340,000 to be recorded on the St. Lucie County Landfill job in 1998. (The St. Lucie County Landfill job was finished in September 1999 with an additional loss of approximately $240,000 in 1999). Ambiguities and disputes in the Andros Isle contract as to the amount of fill removed caused the Company to write off $150,000.00 from that project in 1998. Working with their accountants, the new management has refined the bidding process and spreadsheets to get a true cost-of-job estimate. In sharp contrast to the $1.00 per cubic yard received from the St. Lucie County Project, the new management has successfully bid on and completed the following projects:

Contractor                      Site            Yards Dredged    Price Per Yard
----------                      ----            -------------    --------------

South Florida Water
Management District        C-12 Canal, FL           80,000            $5.63
Pelican Bay Services       Clam Bay, FL             32,000            $5.32
City of Melbourne          Crane Creek, FL          46,552            $5.25
PCL Civil
Constructors, Inc.         St. Lucie River, FL       5,950            $7.57

         As can be noted, the Company has significantly increased its cost per cubic yards of material dredged. This was accomplished by focusing on bonded jobs which are awarded by federal, state and local governments. The bonded jobs are less competitive because of the financial and regulatory requirements. Another positive aspect of government jobs is that payment is guaranteed, unlike projects with private contractors where collectability is often an issue. By focusing on the government contracts, the Company is expected to continually increase its profitability over the next 5 years.

         In 1999 the Company sold two dredges which were not being utilized. The Company plans to begin leasing more equipment on an "as needed" basis to decrease costs of operation. The Company also plans to lease out its equipment when it is not being used on a project. The Company's dredge, the "Florida Chief" was recently leased to Hendry Corporation for $32,000 per month, while its fixed costs to the Company is approximately $12,000 per month. The Company's most recent project in Aguadilla, Puerto Rico will be completed in the next 60 days. The Army Corps of Engineers is paying the Company $701,000 to dredge 57,000 yards of sand out of this harbor in Puerto Rico. Because this project is scheduled to be completed within a 60-day time frame, the Company expects it will be one of its most profitable projects to date. The management is confident that this is just the beginning of many more profitable jobs in the future.

         EXPANSION PROGRAM

         The Company is looking to the year 2000 to begin a major expansion in its dredging and excavation operations. As its first step, the Company will begin bidding jobs in the southeastern United States. This will enable the Company to focus on government awarded contracts. These contracts are more profitable because there is less competition due to the strict bonding requirements. Further, many of these dredging projects are done on an emergency basis which gives the Company an advantage over its competitors because of the large number of portable dredges it owns. Beginning next year the Company plans to further expand by considering the acquisition of smaller dredging and excavation companies.

         IMPLEMENTATION SUMMARY

         Through the use of on-line services announcing government jobs, the Company will begin expanding its dredging projects throughout the southeastern United States and the Caribbean. The Company has already completed projects in North Carolina for the U.S. Army Corps of Engineers and in Gorda Cay, Bahamas (Disney's Island) for American Bridge Company. Before bidding a job the management meets with employees to discuss the potential project. At these meetings, equipment needs, number of workers and potential problems of the jobs are discussed. The implementation of these strategy meetings have proved invaluable to the current management in accurately preparing cost analysis for its projects.

         MARKETING STRATEGY

         The vast majority of contracts the Company is awarded are on a closed bid basis usually to the lowest bidder. Therefore, cost effectiveness is a number one priority for the Company to market itself and obtain government and private contracts.

         SALES FORECAST

         Revenues for the year 2000 are estimated to be $4.0 million. Through its expansion efforts, the Company is seeking to increase revenues to $5.5 million the following year. In 1999 the Company had a net loss. Through cost cutting efforts of the new management, the Company has reduced the amount of loss in 1999 to $245,120 from a $904,354 loss in 1998.

         RESULTS OF OPERATIONS

         A review of the audited 1998 financial statement indicates a net loss of $904,354, of which $619,987 is attributed to depreciation. A portion of the loss in 1998 can also be attributed to cost overrun on two jobs, the St. Lucie County Landfill and Andros Isle. The projects were negotiated and bid upon by the former management. Due to excessive costs, difficulty in dredging at the St. Lucie County Landfill, and significantly underbidding the job ($1 per cubic yard of fill material), the Company estimates it lost $340,000 on that job in 1998. Because of the ambiguities and disputes in the Andros Isle contract as to the amount of fill removed, the Company had to write off $150,000 from that project in 1998. The Company finished the St. Lucie Landfill project in September 1999 with an estimated loss of $240,000 attributed to the period from January to September 1999. A review of the 1999 financial statements indicate a net loss of $245,120 of which $594,033 is attributable to depreciation expense.

ITEM 3. DESCRIPTION OF PROPERTY

         FACILITIES

         The Company leases an office and yard on five acres of industrial real estate in Palm City, Florida. The office and yard shop combined provide a total of approximately 2,000 square feet. Because of the large size of the dredges, barges, dump trucks, and transport rigs, the equipment is kept in the yard. The Company leases an 1100 square foot business office in Stuart, Florida. Expansion plans call for relocating the Company where the office, repair shop and equipment yard can be situated at one location.

         EQUIPMENT

         Ludlum Construction's dredging and excavating equipment base consists of five dredges, three barge-mounted excavators, tug boats, and work boats along with 20 pieces of earth-moving equipment. The Company has leased with an option to purchase a new Elliott 370 Mud-Cat to meet increasing demand for dredging.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of December 31, 1999 by:
(i) each person known to the Company to own more than five percent (5%) of any class of the Company's voting securities; (ii) each director of the Company; and
(iii) all directors and officers as a group.


   Title             Name and Address             Amount and Nature    Percent
  of Class          of Benefiical Owner          of Benefiical Owner   of Class
  --------          -------------------          -------------------   --------

Class B           James K. & Donna M. Schwarz        2,031,250            54%
Common Stock      4437 SW Cherokee Street            Restricted
                  Palm City, FL 34990

Class B           James A. Conway                    1,218.750            32%
Common Stock      963 SE MacArthur Boulevard         Restricted
                  Stuart, FL 34996

Class B           All Directors & Officers           3,250,000            86%
Common Stock      as a Group                         Restricted

         All shares of Common Stock are held directly with sole voting and investment powers.

         The Company is not aware of any arrangement which might result in a change of control in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth certain information about the directors and executive officers of the Company:

         DIRECTORS AND EXECUTIVE OFFICERS

Name                              Age                    Position
----                              ---                    --------

James K. Schwarz                   45                    Director/President
                                                         Chairman of the Board
James A. Conway                    39                    Chief Executive Officer
                                                         Vice President
                                                         Treasurer/Secretary

         JAMES K. SCHWARZ, President and Director. Mr. Schwarz has served as the Company's President since April 1998 and has been employed by the Company since its inception. Schwarz is proficient in managing Company operations, monitoring projects, and marketing the Company's services. He is the primary reason for the Company's long-standing reputation for excellence throughout the industry. He is currently seeking to open new markets in the Caribbean where competition for dredging as well as land excavation on a large scale is extremely limited.

         JAMES A. CONWAY, Chief Executive Officer. Mr. Conway has served as the Company's Chief Executive officer, Vice President, Secretary and Treasurer since April 1998. Conway holds degrees in finance and law from the University of Florida. His experience includes being a Regional Credit Manager for a national company in which he was in charge of credit analysis, marketing, collection, and overseeing 10 branches in the southeastern United States. Further, he has thirteen years of experience in the corporate legal area including negotiaions, drafting contracts and litigation. Conway currently practices law in Palm Beach and Martin County, Florida. He has served as the Company's legal counsel for eight years.

ITEM 6. EXECUTIVE COMPENSATION

         The following summary compensation table sets forth certain information regarding compensation paid during the fiscal year ending December 31, 1998 to the executives of the Company.

                           SUMMARY COMPENSATION TABLE

        Name and                                         Annual
        Principal                                        Salary           Bonus
        Position                         Year              ($)             ($)
        --------                         ----            ------           -----

        Noah Ludlum, Jr.                 1998            100,000             0
        President

        James K. Schwarz                 1998            100,000             0
        President                        1999            100,000             0

        James A. Conway                  1998             25,000             0
        Vice President,                  1999             25,000             0
        Treasurer/Secretary
        Chief Executive Officer
        Chief Financial Officer

         COMPENSATION OF DIRECTORS.

         No director of the Company received any form of compensation from the Company for any services provided as a director, for committee participation, or for special assignments.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company intends that any transactions between the Company and its officers, directors, principal shareholders, affiliates or advisors will be on terms no less favorable to the Company than those reasonably obtainable from third parties.

ITEM 8. DESCRIPTION OF SECURITIES

         COMPANY STOCK

         The Company's Articles of Incorporation authorize the Company to issue ten million (10,000,000) shares of Common Stock, par value $.Ol per share ("Common Stock"), designated as one (1) share "Class A" and nine million nine hundred ninety-nine thousand (9,999,999) "Class B". As of September 30, 1999, there were issued and outstanding 3,703,000 shares of "Class B" Common Stock held of record by approximately 27 shareholders and no Class A" Common Stock.

         The holders of the "Class B" shares shall have exclusive voting rights and powers, including the exclusive right to notice of shareholders meetings.

         DIVIDENDS

         The Company has paid no dividends on its "Class B" Common Stock and it currently intends to retain earnings for use in its business to finance operations and growth. Any future determination as to the distribution of cash dividends will depend upon the earnings and financial position of the Company at that time and such other factors as the Board of Directors may deem appropriate.

         WARRANTS

         The Company has no outstanding warrants.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Effective December 31, 1999, the Company is listed on the NASDAQ Over-the-Counter Bulletin Board (symbol LDLMB). The quarterly high and low sales prices are listed below. As of June 30, 1999, there were approximately 27 holders of the Company's Common Stock.

               Initially listed          High              Low
               ----------------          ----              ---

                   9/25/98               2.75              2.50
               Qtr. End 12/31/984.25     2.625
               Qtr. End 3/31/99          4.50              0.875
               Qtr. End 6/30/99          1.0625            0.8125
               Qtr. End 9/30/99 1.125    0.375
               Qtr. End 12/31/991.375    0.6562

         The Company distributed no dividends during fiscal year 1998.

ITEM 10. LEGAL PROCEEDINGS

         The Company settled a lawsuit filed against it by Treasure Coast, Inc., d/b/a Seaspill in the 19th Judicial Circuit for Martin County, Florida, Case #98-447-CA Treasure Coast, Inc. v. Ludlum Construction Co., Inc. The case involved the cleanup of an oil spill which was the result of vandalism. Ludlum disputed the costs charged for cleanup and settled the case for $37,000, which was approximately half of the amount claimed in the lawsuit. The settlement involved "no interest" payments of

$5,000 per month. One settlement payment was late and the court ruled the settlement was still in effect. Treasure Coast has appealed this ruling and the case is pending in the 4th District Court of Appeals in West Palm Beach, Florida.

         L.B. Smith, Inc. filed A lawsuit against the Company, in the Ninth Circuit Court Orange County, Florida, Case No. CC099-8856, for breach of lease agreement for $4,091.35 plus interest and attorney's fees. This lawsuit is highly contested and the Company has taken the position that no money is owed because (1) "waiver and release of lien final payment" affidavits were signed by L.B. Smith, Inc. and (2) the charges are not valid because they are for washing the equipment at an unconsciousable cost. This case is pending and discovery is being taken. No trial date has been set.

         Contech Construction Products has hired a collection agency to collect an alleged debt of $32,938.79. The amount of the debt is disputed and settlement is unlikely. A lawsuit, if filed, will be defended vigorously by the Company.

         As the result of a sales tax audit for the years 1992 to 1997, the Florida Department of Revenue filed a sales tax lien in the amount of $75,000. An agreement has been reached to pay off the lien. The Company has paid $20,000 and will begin making $5,000 monthly payments beginning February, 2000 until the taxes are paid in full.

         The Company has no knowledge of any other pending or contemplated legal proceedings against it, and is not presently a party to any legal action.

ITEM 11. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The accounting firm of Sweeney, Gates and Co. of Ft. Lauderdale, Florida, was engaged in July of 1998 to prepare reviewed financial statements up to and including the quarter ending 6/30/98. All such reviewed financial reports prepared by Sweeney, Gates and Co. contained a standard disclaimer of opinion. There were no disagreements between the accountants at Sweeney, Gates and Co. The Company precipitated the termination of their business relationship for demographic reasons. In of 1998 the Board of Directors approved the change of accountants to Mehlich, Rogiers, Goldin & Co. of Stuart, Florida, a reputable firm with offices located within a mile of the Company. The Board elected to make the change in accountants to take advantage of both the close proximity of Mehlich, Rogiers, Goldin & Co. to the Company and additional financial services the larger firm (18 CPAS) could provide. At the recommendation of Mehlich, Rogiers, Goldin & Co. the Company retained the CPA firm of Holyfield and Associates, P.A., as a partner familiar with SEC regulations, to assist them in the 1998 audit. Holyfield is located in West Palm Beach, Florida and will be used by the Company for year-end audits only.

ITEM 12. RECENT SALES OF UNREGISTERED SECURITIES

         The following information sets forth certain information for all securities the Company sold during 1998 without registration under the Securities Act of 1933 (the "Securities Act"):

         In March of 1998 the Company initiated a private placement offering pursuant to SEC Rule 504 to raise $1 million for initial capitalization. At December 31, 1998 the Company had raised $845,000 through the sale of 353,000 "free-trading" shares.

         In addition, a total of 100,000 shares of free-trading stock were issued to two companies for services rendered in raising capital and bringing the company public. There was no other issuance of stock during 1998.

         There were no underwriters participating in the transactions.

ITEM 13. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The By-Laws of the Company make no provision for indemnification of its directors or officers.

ITEM 14. FINANCIAL STATEMENTS

         Please refer to the Financial Statements and the index thereto which appear on pages F-1 to F-12 hereof.

ITEM 15. EXHIBITS

         DESCRIPTION OF EXHIBITS

         15.1 Articles of Incorporation
         15.2 Bylaws

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    LUDLUM CONSTRUCTION CO., INC.
                                    a Florida corporation



                                    By: /s/ James K. Schwarz
                                        ----------------------------------------
                                            James K. Schwarz
                                            President and Chairman of the Board

Dated: August 17, 2000

                        LUDLUM CONSTRUCTION COMPANY, INC

                          INDEX TO FINANCIAL STATEMENTS

Reports of Independent Auditors                                      F-1

Balance Sheets as of December 31, 1999 and 1998                      F-2

Statements of Operations for the years ended
December 31, 1999 and 1998                                           F-3

Statements of Stockholders, Equity for the years
ended December 31, 1999 and 1998                                     F-4

Statement of Cash Flows for the years ended
December 31, 1999 and 1998                                           F-5

Notes to Financial Statements                                        F-6 to F-12

                          LUDLUM CONSTRUCTION CO., INC.

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998

                                    CONTENTS

                                                                   Page
                                                                   ----
INDEPENDENT ACCOUNTANTS' REPORT                                      1

FINANCIAL STATEMENTS

          Balance Sheets                                             2
          Statements of Operations                                   3
          Statements of Stockholders' Equity                         4
          Statements of Cash Flows                                   5

NOTES TO FINANCIAL STATEMENTS                                        6-12

                         INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholders of
Ludlum Construction Co., Inc.
Stuart, Florida

We have audited the accompanying balance sheets of Ludlum Construction Co., Inc. as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Ludlum Construction Co., Inc. management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ludlum Construction Co., Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


Holyfield Associates
-------------------------------

West Palm Beach, Florida
March 28, 2000

LUDLUM CONSTRUCTION CO., INC.                                     BALACE SHEETS



as of December 31,                                                   1999                  1998
------------------                                                 -----------           ------------
                                    ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                       $    13,483           $     3,251
   Contract receivables                                                532,283               408,933
   Costs and estimated earnings in excess of
      billings on uncompleted contracts                                133,523               128,894
                                                                   -----------           -----------
                                                                       679,289               541,078
                                                                   -----------           -----------
PROPERTY AND EQUIPMENT
   Construction and office equipment                                 3,915,569             4,312,476
   Accumulated depreciation                                         (1,717,872)           (1,386,799)
                                                                   -----------           -----------
                                                                     2,197,697             2,925,677
OTHER ASSETS
   Notes receivable, net of $23,932 allowance                           37,784                66,332
   Deposits and prepaid expenses                                           418                 3,738
                                                                   -----------           -----------
   Total assets                                                    $ 2,915,188           $ 3,536,825
                                                                   ===========           ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current portion of notes payable                                $   426,829           $   844,433
   Short term debt                                                     408,375               381,195
   Due to stockholders                                                 451,886               173,093
   Accounts payable and accrued expenses                               600,563               569,067
   Billings in excess of costs and estimated
      earnings on uncompleted contracts                                 10,025

                                                                   -----------           -----------
                                                                     1,887,653             1,977,813
NON-CURRENT LIABILITIES

   Long term portion of notes payable                                  879,550             1,185,907
                                                                   -----------           -----------
TOTAL LIABILITIES                                                    2,767,203             3,163,720
                                                                   -----------           -----------

STOCKHOLDERS' EQUITY
   Common stock, Class A, $.01 par value,
      1 share authorized, none issued and
      outstanding in 1998 and 1999

   Common stock, Class B, $.01 par value,
      9,999,999 shares authorized, 3,711,000 and
      3,703,000 shares issued and outstanding                           37,110                37,030
   Additional paid in capital                                          972,830               952,910
   Retained earnings (deficit)                                        (861,955)             (616,835)
                                                                   -----------           -----------
                                                                       147,985               373,105
                                                                   -----------           -----------

Total liabilities and stockholders' equity                         $ 2,915,188           $ 3,536,825
                                                                   ===========           ===========




       The accompanyng notes and accountant's report should be read with these financial statements.

LUDLUM CONSTRUCTION CO., INC.                           STATEMENTS OF OPERATIONS



for the years ended December 31,                         1999                  1998
--------------------------------                      -----------           -----------
Contract revenues earned                              $ 3,942,935           $ 4,390,049

Cost of revenues earned                                 3,339,152             4,226,536
                                                      -----------           -----------

        Gross profit                                      603,783               163,513
                                                      -----------           -----------

General and administrative expenses                       553,054             1,037,180
                                                      -----------           -----------

        Income (loss) from operations                      50,729              (873,667)

Other income (expense)

   Investment income                                       21,697                21,290
   Gain (loss) on dispostion of assets                    (24,487)               21,798
   Interest expense                                      (293,059)             (286,031)
                                                      -----------           -----------

        Income (loss) before income taxes                (245,120)           (1,116,610)

   Provision for income taxes (credit)                   (212,256)

                                                      -----------           -----------

        Net income (loss)                             $  (245,120)          $  (904,354)
                                                      ===========           ===========

Basic and diluted earnings (loss) per share:

   Net income (loss) per share                        $      (.07)          $      (.23)
                                                      ===========           ===========






       The accompanyng notes and accountant's report should be read with these financial statements.

LUDLUM CONSTRUCTION CO., INC.                STATEMENTS OF STOCKHOLDERS' EQUITY




for the years ended December 31, 1999 and 1998
----------------------------------------------



                                                 Common Stock Shares                      Additional
                                               -----------------------                      Paid-in       Retained
                                                 Class a       Class B       Amount         Capital       Earnings        Total
                                               ---------     ----------    -----------    -----------    -----------    -----------
Balances, January 1, 1998                              1      5,078,125    $    50,781    $   475,250    $   287,519    $   813,551

Sale of 1,218,750 shares of Class B common                    1,218,750         12,187         35,813                        48,000

Redemption of stock                                   (1)    (3,046,875)       (30,468)      (405,896)                     (436,365)

Issuance of 100,000 shares of Class B

   common for consulting services                               100,000          1,000          6,273                         7,273

Sale of 353,000 shares of Class B common                        353,000          3,530        841,470                       845,000

Net loss, 1998                                                                                              (904,354)      (904,354)
                                             -----------    -----------    -----------    -----------    -----------    -----------

Balances, December 31, 1998                                   3,703,000         37,030        952,910       (616,835)       373,105

Issuance of shares of Class B common                              8,000             80         19,920                        20,000

Net loss, 1999                                                                                              (245,120)      (245,120)
                                             -----------    -----------    -----------    -----------    -----------    -----------

Balances, December 31, 1999                                   3,711,000    $    37,110    $   972,830    $  (861,955)   $   147,985
                                             ===========    ===========    ===========    ===========    ===========    ===========





       The accompanyng notes and accountant's report should be read with these financial statements.

LUDLUM CONSTRUCTION CO., INC.                          STATEMENTS OF CASH FLOWS



for the years ended December 31,                                      1999                  1998
--------------------------------                                   -----------           -----------
Cash flows from operating activities
   Net income (loss)                                               $  (245,120)          $  (904,354)
   Adjustments to reconcile net income (loss) to
      cash flows from operating activities:
   Non-cash issuance of stock for consulting services                    7,273
   Depreciation and amortization                                       594,033               623,408
   Disposition of property and equipment                                24,487               (21,798)

   Change in:
   Contract receivables                                               (123,350)              345,395
   Costs and estimated earnings in excess of billings                   (4,629)              155,153
   Income taxes receivable                                              24,769
   Other assets                                                         28,548               170,603
   Accounts payable and accrued expenses                                31,496               (58,210)
   Deferred income taxes payable                                      (181,700)
   Billings in excess of costs and estimated earnings                  (10,025)              (97,556)
                                                                   -----------           -----------
      Net cash provided by operating activities                        295,440                62,983
                                                                   -----------           -----------

Cash flows from investing activities
   Purchase of property and equipment                                 (291,970)           (1,713,006)
   Proceeds from sales of property and equipment                       404,750               415,217
                                                                   -----------           -----------
      Net cash provided by (used in) investing activities              112,780            (1,297,789)
                                                                   -----------           -----------

Cash flows from financing activities
   Net borrowings from shareholders                                    278,793               (12,603)
   Sales of stock                                                       20,000               893,000
   Stock redemption                                                    (36,364)
   New financing                                                       545,490             1,518,666
   Payments on notes payable                                        (1,242,271)           (1,192,467)
                                                                   -----------           -----------
      Net cash provided by (used in) financing activities             (397,988)            1,170,232
                                                                   -----------           -----------

   Increase (decrease) in cash and cash equivalents                     10,232               (64,574)

   Cash and cash equivalents, beginning of year                          3,251                67,825
                                                                   -----------           -----------

   Cash and cash equivalents, end of year                          $    13,483           $     3,251
                                                                   ===========           ===========

Supplemental disclosures of cash flow information:
   Cash payments for interest                                      $   277,839           $   276,105
                                                                   ===========           ===========

Non cash financing activities:
   Note payable issued in stock redemption                         $        --           $   400,000
                                                                   ===========           ===========





       The accompanyng notes and accountant's report should be read with these financial statements.

LUDLUM CONSTRUCTION CO., INC.                      NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS
                                                                   1999 AND 1998
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Ludlum Construction Co., Inc. (the "Company") was incorporated on December 13, 1976, and operates as a construction site and dredge contractor with projects throughout South Florida. The work is performed under cost-plus fee contracts, fixed-price contracts and fixed price contracts modified by incentive and penalty provisions, and on a time and material basis. The Company grants credit, in accordance with available lien laws, to its customers. Management believes that its contract acceptance, billing and collection policies are adequate to minimize potential credit risk.

Accounting for Construction Contracts

Construction contracts are accounted for using the percentage of completion method of accounting measured by the percentage of costs incurred to date to estimated total costs. Under the terms of the various contracts, progress billings are made either at the completion of specific portions of the contract or at fixed amounts at stated dates. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred. At such time as a contract is estimated to be unprofitable, the anticipated loss is charged to income.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The lives range from five to ten years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements. The corporation is on the percentage of completion method for financial statement presentation and on the completed contract method of accounting for income tax filing purposes. On the percentage of completion method, income is recognized as the work is performed on all contracts, both completed and in process. On the completed contract method, revenue is only recognized when a project is completed.

Deferred taxes are recognized for differences in income recognition between the two methods of accounting as well as for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be deductible or taxable when income is realized or the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

Accounting Estimates

The management of the Company uses accounting estimates in determining revenues from contracts as accounted for by the percentage of completion method. Estimates are based on subjective as well as objective factors and, as a result, judgement is required to estimate certain amounts at the date of the financial statements.

LUDLUM CONSTRUCTION CO., INC.                      NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS
                                                                   1999 AND 1998
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Cash and Cash Equivalents

Cash and cash equivalents include overnight investments in repurchase agreements. The Company considers all investments with maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The fair value of the Corporation's financial instruments, such as accounts receivable, accounts payable, and notes payable approximate their carrying value.

Year 2000 Reporting

On August 4, 1998, the SEC issued expanded requirements for disclosure regarding the international computer programming problems whereby certain computer programs will not be able to properly recognize the date in the year 2000. Management believes the Company has no material exposure from the year 2000 problem. The Company's management information systems advisor reports that because the Company's system was originally designed to be unaffected by the year 2000 problem, the Company has no exposure to the problem within its own system. The Company has consulted major vendors and suppliers whose non-compliance with correction of the problem could cause material damage to the Company and has determined that such vendors and suppliers have plans in place that will circumvent year 2000 problems that could affect the Company.

Recent Accounting Pronouncements

In 1997, the FASB issued Statements No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about segments of an Enterprise and Related Information," which are effective for fiscal years beginning after December 15, 1997. These Statements will have no effect on the Company's financial position or results of operations.

Net Income (Loss) Per Share

Basic and diluted earnings (loss) per share is computed by dividing income
(loss) available to common shareholders by the weighted average number of common shares outstanding for the year (retroactively adjusted for the stock split in 1998).

                                                  1999               1998
                                               -----------       -----------

Net income (loss) to common shareholders       $  (245,120)      $  (904,354)
                                               -----------       -----------
Weighted average number of common
     shares outstanding                          3,710,333         3,912,264
                                               -----------       -----------
Basic and diluted income (loss) per share
     from continuing operations                $      (.07)      $      (.23)
                                               ===========       ===========

2.       CONTRACT RECEIVABLES

Contract receivables consist of the following as of December 31, 1999 and 1998.

                                                   1999                1998
                                                ----------           ---------
Completed contracts                             $   59,616           $ 230,777
Uncompleted contracts                              439,203              70,334
Retainages                                          33,464             107,822
                                                ----------           ---------
                                                $  532,283           $ 408,933
                                                ==========           =========

LUDLUM CONSTRUCTION CO., INC.                      NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS
                                                                   1999 AND 1998
--------------------------------------------------------------------------------

3. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Costs and estimated earnings on uncompleted contracts as of December 31, 1999 and 1998, consist of the following:

                                               1999                  1998
                                             ---------            -----------
Costs and expenses incurred on
  uncompleted contracts                      $ 750,250            $ 2,220,525
Estimated earnings to date                     139,821                116,870
                                             ---------            -----------

                                               890,071              2,337,395
Less billings                                  756,549              2,218,526
                                             ---------            -----------

                                             $ 133,522                118,869
                                             =========            ===========

Included in accompanying balance
 sheet under the following captions:
Costs and estimated earnings in excess
  of billings on uncompleted contracts       $ 133,522            $   128,894
Billings in excess of costs and estimated
   earnings on uncompleted contracts                --                (10,025)
                                             ---------            -----------

                                             $ 133,522            $   118,869
                                             =========            ===========

The following schedule reflects a reconciliation of the Company's backlog representing signed contracts in existence at December 31, 1999 and 1998:

                                                1999                  1998
                                             ---------            -----------

Backlog, beginning of year                   $ 2,018,000          $ 2,389,000
New contracts and contract adjustments         3,869,000            4,019,000
                                             ---------            -----------

Total                                          5,887,000            6,408,000

Less contract revenues earned in the
  current period                               3,943,000            4,390,000
                                             ---------            -----------

Backlog, end of year                         $ 1,944,000          $ 2,018,000
                                             ===========          ===========


4.       PROPERTY AND EQUIPMENT

Major classes of property and equipment as of December 31, 1999 and 1998 are:

                                               1999                  1998
                                             ---------            -----------

Dredges, barges and equipment                $ 2,081,417          $ 2,329,760
Heavy equipment                                1,397,777            1,542,956
Vehicles and transports                          342,380              367,380
Shop equipment                                    68,386               43,564
Office equipment                                  25,609               28,816
                                             -----------          -----------
                                               3,915,569            4,312,476

Less accumulated depreciation                  1,717,872            1,386,799
                                               ---------          -----------

                                             $ 2,197,697          $ 2,925,677
                                               =========          ===========

Depreciation expense was $590,713 in 1999 and $619,987 in 1998.

LUDLUM CONSTRUCTION CO., INC.                      NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS
                                                                   1999 AND 1998
--------------------------------------------------------------------------------

5. DEBT

NOTES PAYABLE

Short-term debt consists of the following as of December 31, 1999 and 1998:


                                                                1999                1998
                                                             ----------          ----------
 Note payable to a bank,
  interest at 9.75%,
  secured by a dredge                                        $  327,165          $     --

Other short- term notes payable                                  81,210             381,195
                                                             ----------          ----------

                                                             $  408,375          $  381,195
                                                             ==========          ==========


LONG-TERM DEBT

Long term debt consists of the following at December 31, 1999 and 1998:


                                                                1999                1998
                                                             ----------          ----------
Note payable, bearing interest at 10.25%,
  payable monthly in principal and interest of
  $8,548 with a balloon payment on January 1, 2001,
  guaranteed by officers of the Company                         389,694                  --

Note payable, interest at 6.4%, secured by
  stock of the Company, payments of $100,000
  principal plus accrued interest due April 9, and
  July 9, 1998, 1999, 2000, 2001 respectively                   243,530             305,842

Notes payable to finance companies, bearing
  interest from 5.38% to 22.19%, payable monthly
  from $186 to $12,468, secured by vehicles and
  equipment, final payments due from April 1998 to
  January 2003                                                  643,716             908,312

Notes payable to banks, bearing interest
  from 6.45% to 14.7%, payable monthly
  from $318 to $11,310, secured by
  vehicles and equipment, final payments
  due from March 1997 to June 2001                           $   29,439          $  816,186
                                                             ----------          ----------


                                                              1,306,379           2,030,340

Less current maturities                                         426,829             844,433
                                                             ----------          ----------

                                                             $  879,550          $1,185,907
                                                             ==========          ==========


LUDLUM CONSTRUCTION CO., INC.                      NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS
                                                                   1999 AND 1998
--------------------------------------------------------------------------------

5. DEBT, CONTINUED

                                                  1999                1998
                                               -----------        ------------

Payments on long term debt due in 1999         $                  $    844,433
                                  2000             426,829             416,653
                                  2001             622,515             603,192
                                  2002             246,503             155,530
                                  2003              10,532              10,532
                                               -----------        ------------

                                               $ 1,306,379        $  2,030,340
                                               ===========        ============


6. INCOME TAXES

A provision for state and federal income taxes has been computed based on amounts currently payable to (refundable from) taxing authorities and increased or decreased by changes in deferred taxes. The current provision for income tax consists of the following:

                                               1999                    1998
                                            -----------             ----------

Amount currently refundable                 $        --             $  (30,566)
Changes in deferred taxes
     Current                                         --                     --
     Long-term                                       --               (181,700)
                                            -----------             ----------
                                            $        --             $ (212,256)
                                            ===========             ==========


Deferred tax liabilities, giving rise to deferred taxes, are recognized for temporary differences that will result in taxable amounts in future years. At December 31, 1999 and 1998, the Company had no deferred tax liabilities.

Offsetting future liabilities are net operating loss carry forwards amounting to approximately $1,985,000. This operating loss will expire on December 31, 2013. The loss carry forwards result in a deferred tax asset of $675,000, offset by a valuation allowance of $675,000 at December 31, 1999.

7. STOCKHOLDERS' EQUITY

Pursuant to a stock subscription agreement dated November 7, 1997, the Company sold 120 shares of class B stock to an unrelated third party for $48,000.

Pursuant to a contract signed on December 31, 1997 and consummated on April 9, 1998, the board of directors of the Company agreed to redeem the shares of two directors comprising 100% of the class A and 60% of the class B shares issued by the Company.

The redemption price set on December 31, 1997 was $0 per share of class A stock and $1,455 per share for the class B stock. The total purchase price for the shares was $436,365. On April 9, 1998, the Company signed a note payable to a selling director for $400,000 bearing an interest rate of 6.4%. The note requires principal payments of $100,000 payable on July 9, 1998, 1999, 200, 2001. The note is secured by the stock certificates issued to officers of the Company. Also, the Company must maintain a term life insurance policy on the life of the note holder to pay the unpaid balance of the note payable until such time as the note is fully paid.

LUDLUM CONSTRUCTION CO., INC.                      NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS
                                                                   1999 AND 1998
--------------------------------------------------------------------------------

7. STOCKHOLDERS' EQUITY, CONTINUED

On April 9, 1998, the Company authorized a stock split of 10,156.25 to one share for each class B stock.

From April 9, 1998 through December 31, 1998, the Company issued 353,000 shares of post split class B stock for $845,000.

In 1998, the Company also issued 100,000 shares of post split class B stock for consulting services. The Company provided a charge to expense for $7,273.

The Company entered into an employment agreement with a selling director. The agreement obligates the Company to pay the individual $75,000 per year and provides him with health and term life insurance, as well as use of a Ford F350 truck with all expenses paid for a period of three years. At the end of the agreement, the truck is to be given to the individual. This person retired in May, 1999 and the employment agreement was terminated.

8. CONCENTRATION OF CREDIT RISK

During the year, the Company has maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks. Consequently, the Company does not believe that there is a significant risk in having these balances in the financial institutions. The cash balances at December 31, 1999 were not over the limit.

9. COMMITMENTS AND CONTINGENCIES

The Company leases its office, equipment and land used for equipment storage. The minimum payments due under these leases are:



                                         Monthly           Expiration             Current          Remaining
                                       Obligation             Date                Portion           Balance
                                       ----------          ----------            --------          ---------
Equipment                               $ 3,287             07-07-00             $ 39,444           $ 98,619

Office and shop                         $ 4,426             11-14-01             $ 53,112           $ 48,686



LUDLUM CONSTRUCTION CO., INC.                      NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS
                                                                   1999 AND 1998
--------------------------------------------------------------------------------

10. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following for the years 1999 and 1998:


                                                                          1999                1998
                                                                       ----------          ----------
Salaries                                                               $  261,313          $  343,212

Bad debts                                                                  37,726             217,239

Taxes and licenses                                                         38,930              82,245

Telephone and utilities                                                    38,083              55,074

Rent                                                                       34,722              36,089

Professional fees                                                          51,964             137,555

Office expenses                                                            24,977              41,566

Insurance                                                                  36,172              21,103

Travel expenses                                                             7,438              19,142

Depreciation and amortization (after allocations to job cost)               3,320              10,199

Other                                                                      18,359              73,756
                                                                       ----------          ----------

                                                                       $  553,054          $1,037,180
                                                                       ==========          ==========

